UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-365559

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Via Renewables, Inc.
Former Name if Applicable:	Spark Energy, Inc.
Address of Principal Executive Office:	12140 Wickchester Ln, Suite 100 Houston, Texas 77079

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) by March 16, 2023 without unreasonable effort and expense.

In connection with the preparation of its financial statements for the year ended December 31, 2022, the Company identified an inaccuracy in the accounting for its income tax expense, deferred tax assets and liabilities. The Company expects to report in its Annual Report immaterial corrections for the years ended December 31, 2021 and 2020, and a material weakness related to the error described above and that its disclosure controls and procedures were not effective as of December 31, 2022.

The Company changed accounting firms in March 2022. In connection with the foregoing and because certain of the adjustments were related to the years ended December 31, 2021 and 2020, audited by the former independent registered public accounting firm, the Company was required to re-engage its former independent registered public accounting firm, which it was unable to complete prior to the filing deadline of the Annual Report. The Company intends to file its Annual Report as soon as practicable within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Mike Barajas

Telephone Number: 832-217-1827

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the press release entitled “Via Renewables, Inc. Reports Preliminary Fourth Quarter and Full Year 2022 Financial Results” issued by the Company on March 16, 2023 for a discussion of certain changes in its results of operations between the quarter and year ended December 31, 2022 and the quarter and year ended December 31, 2021. The press release is also furnished as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on March 16, 2023 and incorporated herein by reference.

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Via Renewables Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2023	Via Renewables, Inc.

	By:	/s/ Mike Barajas
	Name:	Mike Barajas
	Title:	Chief Executive Officer

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